Exhibit 21.1

Care.com, Inc.

The following is a list of subsidiaries of Care.com, Inc. as of December 29, 2018.

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization

Breedlove & Associates, L.L.C.	Texas

Care Concierge, Inc. (formerly Parents in a Pinch, Inc.)	Massachusetts

Care International Exchange, Inc.	Delaware

Care.com Australia Pty. Limited	Australia

Care.com Europe GmbH (formerly Besser Betreut GmbH)	Germany

Care.com Europe Ltd.	United Kingdom

Care.com Securities Corporation	Massachusetts

Care.com Services, LLC	Delaware

Care.com Switzerland AG (formerly Besser Betreut Swiss AG)	Switzerland

CareZen Family Solutions, Inc.	Canada

Town & Country Resources, Inc.	Delaware

Trusted Labs, Inc.	Delaware